PRO RATA SURRENDER CHARGE
            ENDORSEMENT

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Endorsed on this policy as of its Date of Issue.


1.  This policy is changed in the following way:

    During the first five policy years a pro rata surrender charge will apply only to that part of a requested reduction in the Face Amount of Insurance that, taken together with all previous requested reductions in the Face Amount of Insurance, exceeds 20% of the initial Face Amount of Insurance. Also, during such years the definition of numerator A on Page 13 of this policy shall read:

          where A -- Represents the reduction in the Face Amount of Insurance to which a surrender charge will be applied; plus the sum of all requested and approved prior reductions in the Face Amount of Insurance (as described in sections 1 and 2 of "Changing the Face Amount of Insurance or the Death Benefit Option" on Page 7); minus the part of such prior reductions on which a pro rata surrender charge was previously made; minus the sum of all requested and approved prior increases in the Face Amount of Insurance; minus 20% of the initial Face Amount of Insurance.

    After the fifth policy year there will be no pro rata surrender charges.

2.  The table of maximum mortality charges is the "1980 CSO -- A" table.


                   EQUITABLE VARIABLE LIFE INSURANCE COMPANY

/s/ Molly K. Heines                           /s/ Joseph J. Melone

Molly K. Heines,                              Joseph J. Melone,
Vice President & Secretary                    Chairman & Chief Executive Officer


S.87-289